UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K/A

XCHG Limited (the “Company”) is filing this Report on Form 6-K/A to provide its notice, form of voting card for the American Depositary Share (“ADS”) holders, proxy statement and form of proxy card for its extraordinary general meeting of shareholders scheduled for 9:00 A.M., Central Standard Time, on December 4, 2026 (10:00 A.M., Eastern Standard Time, on December 4, 2026) at 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640, United States.

The Company hereby furnishes the following documents which are incorporated by reference herein:

EXHIBIT INDEX

Exhibit No. Description

99.1 Notice of Extraordinary General Meeting to Shareholders of the Company, dated November 10, 2026

99.2 Form of Voting Card for ADS Holders

99.3 Proxy Statement of the Meeting, dated November 10, 2026 to be mailed to shareholders of the Company in connection with the Meeting

99.4 Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: November 10, 2026	By:	/s/ Yifei Hou
Name: Yifei Hou
Title: Co-Chief Executive Officer